BOX OPTIONS

May 7, 2020

Via FedEx

Mr. David Hsu
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
Amendment No. 36 to Form l

Dear Mr. Hsu:

Enclosed for filing are an original and two copies of Amendment No. 36 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and amendments to Exhibit C to reflect the departure of Peter Layton as an officer of BOX Holdings Group LLC and the addition of BOX Technology LLC as an affiliate.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 36.

This Amendment No. 36 has been signed electronically and is being filed without notarization based upon relief from Commission staff and difficulties arising from COVID-19.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Alanna Barton
General Counsel

Enclosures

101 Arch Street, Suite 610, Boston, MA 02110
Tel.: 617-235-2291 ▪ Fax: 617-235-2253
www.boxoptions.com
141 W. Jackson Blvd., Suite 280, Chicago, IL 60603
Tel.: 312-251-7000 ▪ Fax: 312-251-7001

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 05/07/2020	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

20012324

1. State the name of the applicant: BOX Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2239 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Alanna Barton (Name) General Counsel (Title) 617-235-2239 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 05/07/2020 (MM/DD/YY) BOX Exchange LLC (Name of applicant)

By: [signature] (Signature) Alanna Barton, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ______________________ (Notary Public)

My Commission expires _______________ County of _________________ State of _________________________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

BOX EXCHANGE LLC

AMENDMENT No. 36
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 36. The Form 1 application is not being modified in any respect other than to the extent set forth below.

Amendment to:

Exhibit C

Request:
For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit C is hereby amended as set forth below. The Exhibit C is not being modified in any respect other than to the extent set forth below.

Response:

BOX Holdings Group LLC [Updated]

1. Name: BOX Holdings Group LLC
   Address: 101 Arch Street, Suite 610, Boston, MA 02110

2. Limited Liability Company

3. BOX Holdings Group LLC was formed under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et. seq.) on August 26, 2010.

4. BOX Holdings Group LLC is 41.33% owned by MX US 2, Inc. MX US 2, Inc. also holds a 20% voting interest and a 40% economic interest in the Exchange. BOX Holdings Group LLC is the 100% owner of BOX Options Market LLC, a facility of the Exchange.

5. BOX Holdings Group LLC serves as a vehicle for holding interests in BOX Options Market LLC.

6. Not applicable.

7. A copy of the BOX Holdings Group LLC Second Amended and Restated Limited Liability Company Agreement is continuously available on the Exchange's website at the following address: https://boxoptions.com/regulatory/governing-documents-related-information-nms-plans/corporate-governance/. The Exchange certifies that the information available at the above location is accurate as of its date.

8. Not applicable.

9. Officers of BOX Holdings Group LLC:
   - Lisa Fall, President, Chief Legal Officer & Secretary

   Directors of BOX Holdings Group LLC:
   - Peter J. Layton (Chairman), Chief Executive Officer, BOX Holdings Group LLC
   - Luc Bertrand, Vice Chair, National Bank Financial Group
   - John McKenzie, CFO, TMX Group, Inc.
   - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
   - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group, LLC
   - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
   - Marin Nitzov, Algorithmic Trader, Citadel Group
   - Charles Mogilevsky, Managing Director, Citigroup Inc.

- Calin Ciordas-Ciurdariu, Managing Director, Credit Suisse Group
- Kenneth MacHarg, Managing Director, JP Morgan
- Ryan Gould, Managing Director, UBS

Committees:

Audit Committee:

- Peter Layton
- Scott Litvinoff
- Charles Mogilevsky

Compensation Committee:

- Peter Layton
- Milan Galik
- Ryan Gould

Executive Committee:

- Peter Layton
- Luc Bertrand
- William Easley
- Milan Galik
- John McKenzie

10. Not applicable.

BOX Options Market LLC [No Change]

1. Name: BOX Options Market LLC
   Address: 101 Arch Street, Suite 610, Boston, MA 02110

2. Limited Liability Company

3. BOX Market LLC was formed under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et. seq.) on August 26, 2010. A certificate of amendment of "BOX Market LLC" changing its name from "BOX Market LLC" to "BOX Options Market LLC" was filed July 17, 2018

4. BOX Options Market LLC is a wholly-owned subsidiary of BOX Holdings Group LLC. BOX Options Market LLC operates as a facility of the Exchange pursuant to a Facility Agreement between BOX Options Market LLC and the Exchange.

5. BOX Options Market LLC operates an equity options market as a facility of the Exchange.

6. Not applicable.

7. A copy of the BOX Options Market LLC Amended and Restated Limited Liability Company Agreement is continuously available on the Exchange's website at the following address: https://boxoptions.com/regulatory/governing-documents-related-information-nms-plans/corporate-governance/. The Exchange certifies that the information available at the above location is accurate as of its date.

8. Not applicable.

9. Officers of BOX Options Market LLC:
   - Ed Boyle, Chief Executive Officer
   - Lisa Fall, President, Chief Legal Officer & Secretary
   - Patrick Zielinski - SVP, Market Operations & Technology

   Directors of BOX Options Market LLC:
   - Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC
   - Luc Bertrand, Vice Chair, National Bank Financial Group
   - John McKenzie, CFO, TMX Group Inc.
   - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
   - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group, LLC
   - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
   - Marin Nitzov, Algorithmic Trader, Citadel Group
   - Charles Mogilevsky, Managing Director, Citigroup Inc.

- Calin Ciordas-Ciurdariu, Managing Director, Credit Suisse Group
- Kenneth MacHarg, Managing Director, JP Morgan
- Ryan Gould, Managing Director, UBS

Committees:

Audit Committee:

- Peter Layton
- Scott Litvinoff
- Charles Mogilevsky

Compensation Committee:

- Peter Layton
- Milan Galik
- Ryan Gould

Executive Committee:

- Peter Layton
- Luc Bertrand
- Ed Boyle
- William Easley
- Milan Galik
- John McKenzie

10. Not applicable.

TMX Group Limited [No Change]

1. Name: TMX Group Limited
   Address: 300 – 100 Adelaide Street West, Toronto, Ontario M5H 1S3 Canada

2. Corporation

3. TMX Group Limited was incorporated under the laws of Ontario, Canada on April 28, 2011 and is publicly traded.

4. TMX Group Limited holds 100% of the outstanding shares of TMX Group Inc. TMX Group Inc. is the sole owner of Bourse de Montréal Inc. Bourse de Montréal Inc. is the sole owner of MX US 1, Inc., which is the sole owner of MX US 2, Inc. MX US 2, Inc. holds a 20% voting interest and a 40% economic interest in the Exchange. MX US 2, Inc. also holds a 41.33% interest in BOX Holdings Group LLC, which is the 100% owner of BOX Options Market LLC, a facility of the Exchange.

5. TMX Group Limited is the parent company of TMX Group Inc. and also holds 100% ownership interest in The Canadian Depository for Securities Limited, a provider of depository, clearing, settlement, regulatory and information services, and in Alpha Trading Systems Inc., which holds a 100% ownership interest in Alpha Trading Systems Limited Partnership, parent company of an automated securities exchange.

6. Not applicable.

7. See Exhibit C-1, pages 1-34, TMX Group Limited Articles of Incorporation and amendments.

8. See Exhibit C-1, pages 35-53, TMX Group Limited By-Laws.

9. Directors of TMX Group Limited:
   - Charles Winograd
   - Luc Bertrand
   - Nicolas Darveau-Garneau
   - Louis Eccleston
   - Christian Exshaw
   - Marie Giguère
   - Martine Irman
   - Harry Jaako
   - Lise Lachapelle
   - William Linton
   - Jean Martel
   - Gerri Sinclair

- Kevin Sullivan
- Eric Wetlaufer
- Michael Wissell

Officers of TMX Group Limited:

- Charles Winograd, Chair of the Board
- Louis Eccleston, Chief Executive Officer
- Luc Fortin, President and CEO, Montreal Exchange and Global Head of Trading
- John McKenzie, Senior Vice President and Chief Financial Officer
- Cheryl Graden, Senior Vice President, Group Head of Legal and Business Affairs, Enterprise Risk Management and Government Relations, and Corporate Secretary
- Mary Lou Hukezalie, Senior Vice President, Group Head of Human Resources
- Jay Rajarathinam, Chief Technology and Operations Officer

10. Not applicable.

Bourse de Montréal Inc. [No Change]

1. Name: Bourse de Montréal Inc.
   Address: 1800 – 1190 Avenue des Canadiens-de-Montreal, P.O. Box 37, Montréal, Quebec, H3B 0G7, Canada.

2. Corporation.

3. Bourse de Montréal Inc. was formed in Quebec under the Companies Act on May 1, 2008.

4. Bourse de Montréal Inc. is a wholly-owned subsidiary of TMX Group Limited. Bourse de Montréal Inc. is the sole owner of MX US 1, Inc., which is the sole owner of MX US 2, Inc. MX US 2, Inc. holds a 20% voting interest and a 40% economic interest in the Exchange. MX US 2, Inc. also holds a 41.33% interest in BOX Holdings Group LLC, which is the 100% owner of BOX Options Market LLC, a facility of the Exchange.

5. Bourse de Montréal Inc. operates a financial derivatives exchange in Canada and is a leading provider of information technology services and clearing services. Bourse de Montréal Inc. provides information technology services to the Exchange and to BOX Options Market LLC, a facility of the Exchange.

6. Not applicable.

7. See Exhibit C-2, pages 1-21, Bourse de Montréal Inc. Articles of Incorporation.

8. See Exhibit C-2, pages 22-38, Bourse de Montréal Inc. By-Laws.

9. Directors of Bourse de Montréal Inc.:
   - Charles Winograd
   - Luc Bertrand
   - Nicolas Darveau-Garneau
   - Louis Eccleston
   - Christian Exshaw
   - Marie Giguère
   - Martine Irman
   - Harry Jaako
   - Lise Lachapelle
   - William Linton
   - Jean Martel
   - Gerri Sinclair
   - Kevin Sullivan
   - Eric Wetlaufer
   - Michael Wissell

Officers of Bourse de Montréal Inc.:

- Charles Winograd, Chair of the Board
- Frank Di Liso, Vice President, Finance and Administration
- Luc Fortin, President and CEO
- Cheryl Graden, Senior Vice President, Head of Legal and Business Affairs, Enterprise Risk Management and Government Relations
- Mary Lou Hukezalie, Senior Vice President, Head of Human Resources
- John McKenzie, Senior Vice President and Chief Financial Officer
- Julie Rochette, Vice President and Chief Regulatory Officer
- Nicholas Santini, Corporate Secretary

10. Not applicable.

MX US 1, Inc. [No Change]

1. Name: MX US 1, Inc.
   Address: 2711 Centreville Road, Suite 400, Wilmington, DE 19808.

2. Corporation.

3. MX US 1, Inc. was incorporated under Section 101 of the General Corporation Law of the State of Delaware on July 10, 2008.

4. MX US 1, Inc. is a wholly-owned subsidiary of Bourse de Montréal Inc. MX US 1, Inc. is the sole owner of MX US 2, Inc., which holds a 20% voting interest and a 40% economic interest in the Exchange. MX US 2, Inc. also holds a 41.33% interest in BOX Holdings Group LLC, which is the 100% owner of BOX Options Market LLC, a facility of the Exchange.

5. MX US 1, Inc. has no operations and is a vehicle for holding interests in MX US 2, Inc.

6. Not applicable.

7. See Exhibit C-3, pages 1-8, MX US 1, Inc. Articles of Incorporation.

8. See Exhibit C-3, pages 9-28, MX US 1, Inc. By-Laws.

9. Directors of MX US 1, Inc.:
   - Luc Fortin

   Officers of MX US 1, Inc.:
   - Luc Fortin, President
   - Nicholas Santini, Secretary

10. Not applicable.

MX US 2, Inc. [No Change]

1. Name: MX US 2, Inc.
   Address: 2711 Centreville Road, Suite 400, Wilmington, DE 19808.

2. Corporation.

3. MX US 2, Inc. was incorporated under Section 101 pursuant to the General Corporation Law of the State of Delaware on December 27, 2007.

4. MX US 2, Inc. is a wholly-owned subsidiary of MX US 1, Inc. MX US 2, Inc. holds a 20% voting interest and a 40% economic interest in the Exchange. MX US 2, Inc. also holds a 41.33% interest in BOX Holdings Group LLC, which is the 100% owner of BOX Options Market LLC, a facility of the Exchange.

5. MX US 2, Inc. has no operations and is a vehicle for holding interests in BOX Holdings Group LLC and the Exchange.

6. Not applicable.

7. See Exhibit C-4, pages 1-16, MX US 2, Inc. Articles of Incorporation.

8. See Exhibit C-4, pages 17-36, MX US 2, Inc. By-Laws.

9. Directors of MX US 2, Inc.:
   - Luc Fortin

   Officers of MX US 2, Inc.:
   - Luc Fortin, President
   - Nicholas Santini, Secretary

10. Not applicable.

Indirect Foreign Affiliates [No Change]
The parent ownership structure of MX US 1, Inc. is comprised entirely of foreign entities (the “Foreign Direct Affiliates”), which in turn own interests, either directly or indirectly, of 25 percent or more in a number of other entities (such Foreign Direct Affiliate-owned entities, not including dormant entities, collectively the “Foreign Indirect Affiliates”).

See Exhibit C-5 for the corporate structure of TMX Group Limited organizational chart as well as a table of affiliated entities.

BOX Technology LLC [New]

1. Name: BOX Technology LLC.
   Address: 2000 Mansfield, Suite 510, Montreal, QC H3A 2Z6, Canada.

2. Limited Liability Company.

3. BOX Technology LLC was formed under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et. seq.) on February 2, 2019.

4. Brief description of nature and extent of affiliation.
   BOX Technology LLC provides information technology services to the Exchange and to BOX Options Market LLC, a facility of the Exchange.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
   BOX Technology LLC provides information technology services to the Exchange and to BOX Options Market LLC, a facility of the Exchange.

6. Not applicable.

7. See Exhibit C-6, BOX Technology LLC Limited Liability Company Agreement.

8. Not applicable.

9. Officers of BOX Technology LLC:
   - Will Easley, Chief Executive Officer
   - Lisa Fall, Secretary

   Directors of BOX Technology LLC:
   - Peter J. Layton, Chief Executive Officer, BOX Holdings Group LLC
   - Luc Bertrand, Vice Chair, National Bank Financial Group
   - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
   - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
   - John McKenzie, CFO, TMX Group, Inc.

10. Not applicable.

Exhibit C-1 – TMX Group Limited Articles of Incorporation and By-Laws

[No change]

Exhibit C-2 – Bourse de Montréal Inc. Articles of Incorporation and By-Laws

[No change]

Exhibit C-3 – MX US 1, Inc. Articles of Incorporation and By-Laws

[No change]

Exhibit C-4 – MX US 2, Inc. Articles of Incorporation and By-Laws

[No change]

Exhibit C-5 – TMX Group Limited Corporate Structure

[No change]

Exhibit C-6 – BOX Technology LLC Limited Liability Company Agreement

BOX TECHNOLOGY LLC

LIMITED LIABILITY COMPANY AGREEMENT

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TABLE OF CONTENTS
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BOX TECHNOLOGY LLC

LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (together with any schedule attached hereto, this "Agreement") of BOX Technology LLC (the "Company") is made as of February 12, 2019, by and between BOX Holdings Group LLC (the "Member"), BOX Options Market LLC ("BOX Options") and BOX Exchange LLC (the "Exchange").

WHEREAS, on February 12, 2019, a Certificate of Formation (the "Certificate") was filed by the Company with the office of the Secretary of State of the State of Delaware to form the Company;

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

Article 1

Definitions

1.1. **Certain Defined Terms**. As used in this Agreement, the following capitalized terms have the following meanings.

"Advisors" means, with respect to any Person, any of such Person's attorneys, accountants or consultants.

"Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with, such Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise with respect to such Person**.** A Person is presumed to control any other Person, if that Person: (i) is a director, general partner, or officer exercising executive responsibility (or having similar status or performing similar functions); (ii) directly or indirectly has the right to vote 25 percent or more of a class of voting security or has the power to sell or direct the sale of 25 percent or more of a class of voting securities of the Person; or (iii) in the case of a partnership, has contributed, or has the right to receive upon dissolution, 25 percent or more of the capital of the partnership.

"Agreement" has the meaning set forth in the preamble hereto.

"Audit Committee" has the meaning set forth in Section 4.2(d)(i) hereof.

"Bankruptcy" has the meaning ascribed thereto in Section 18-304 of the LLC Act.

"Board" has the meaning set forth in Section 4.1 hereof. The Board, acting collectively as provided in this Agreement, shall be a "manager" within the meaning of the LLC Act.

"BOX Holdings" means BOX Holdings Group LLC, a Delaware limited liability company.

"CEO" has the meaning set forth in Section 4.8 hereof.

"Certificate" has the meaning set forth in the recitals hereto.

"Chair" has the meaning set forth in Section 4.6 hereof.

"Code" means the United States Internal Revenue Code of 1986, as amended and in effect from time to time.

"Company" has the meaning set forth in the preamble hereto.

"Compensation Committee" has the meaning set forth in Section 4.2(d)(ii) hereof.

"Confidential Information" of any Person includes any financial, scientific, technical, trade or business secrets of such Person or any Affiliate of such Person and any financial, scientific, technical, trade or business materials that such Person or any Affiliate of such Person treats, or is obligated to treat, as confidential or proprietary, including, but not limited to, (i) confidential information as it pertains to the Exchange or BOX Options Market regarding disciplinary matters, trading data, trading practices and audit information, (ii) innovations or inventions belonging to such Person or any Affiliate of such Person, and (iii) confidential information obtained by or given to such Person or any Affiliate of such Person about or belonging to its suppliers, licensors, licensees, partners, affiliates, customers, potential customers or others. The definition of "Confidential Information," of a Person as it relates to any other Person, shall not include information which: (i) is publicly known through publication or otherwise through no wrongful act of such other Person; or (ii) is received by such other Person from a third party who rightfully discloses it to such other Person without restriction on its subsequent disclosure.

"Customer Director" has the meaning set forth in Section 4.1(a) hereof.

"DGCL" has the meaning set forth in Section 4.2(b) hereof.

"Director" has the meaning set forth in Section 4.1(a) hereof. Each Director other than the Regulatory Director shall be a "manager" within the meaning of the LLC Act.

"Disclosing Party" has the meaning set forth in Section 12.3 hereof.

"Exchange" means BOX Exchange LLC.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fiscal Year" has the meaning set forth in Section 9.3 hereof.

"Holdings EC Director" has the meaning set forth in Section 4.1(a) hereof.

"Holdings Member" means a member of BOX Holdings.

"IB" means IB Exchange Corp, a Delaware corporation.

"Indemnified Claims" has the meaning set forth in Section 10.1(b) hereof.

"Indemnified Person" has the meaning set forth in Section 10.1(a) hereof.

"Liquidator" has the meaning set forth in Section 8.1(b) hereof.

"LLC Act" means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, *et. seq.*, as amended and in effect from time to time, and any successor statute.

"Major Action" has the meaning set forth in Section 4.4(b) hereof.

"Member" means BOX Holdings Group LLC, the sole Member.

"Member Information" has the meaning set forth in Section 12.3 hereof.

"MX" means Bourse de Montréal Inc.

"MXUS2" means MX US 2, Inc., a Delaware corporation, indirectly wholly owned by MX.

"Officer" has the meaning set forth in Section 4.5 hereof.

"Person" means any individual, partnership, corporation, association, trust, limited liability company, joint venture, unincorporated organization and any government, governmental department or agency or political subdivision thereof.

"SEC" means the United States Securities and Exchange Commission.

"Secretary" has the meaning set forth in Section 4.9 hereof.

"Vice-Chair" has the meaning set forth in Section 4.7 hereof.

1.2. **Other Definitions.**

The words "include," "includes," and "including" where used in this Agreement are deemed to be followed by the words "without limitation."

Any reference to "Dollars" or "$" in this Agreement refers to U.S. Dollars.

Except as otherwise provided in this Agreement or unless the context otherwise clearly requires, (a) terms used in this Agreement that are defined in the LLC Act will have the meaning set forth in the LLC Act; (b) all references in this Agreement to one gender also include, where appropriate, the other gender; (c) the singular includes the plural and the plural includes the singular; and (d) references in this Agreement to the preamble, sections and schedules shall be deemed to mean the preamble and sections of, and schedules to, this Agreement.

Article 2

Organization

2.1. **Formation and Continuation of the Company**. The Member hereby agrees that the rights, duties and liabilities of the Member shall be as provided in the LLC Act, except as otherwise provided herein. The name of BOX Options shall be BOX Technology LLC. The principal place of business of the Company shall be located at 101 Arch Street, Suite 610, Boston, MA 02110. The Company may, at any time, change its principal place of business and shall give notice thereof to the Member.

2.2. **Registered Agent and Office**. The registered agent for service of process on the Company in the State of Delaware required to be maintained by §18-104 of the LLC Act shall be Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808-1674 and the registered office of the Company in the State of Delaware shall be c/o Corporation Service Company at the same address. The Board may at any time change the registered agent of the Company or the location of such registered office and shall give notice thereof to the Member.

2.3. **Term**. The legal existence of the Company shall be perpetual, unless the Company is sooner dissolved as a result of an event specified in the LLC Act or pursuant to a provision of this Agreement.

2.4. **Interest of Member; Property of the Company**. The ownership interest in the Company held by the Member shall be personal property for all purposes. All real and other property owned by the Company shall be deemed property owned by the Company as an entity, and the Member, individually, shall not own any such property. The Member holds all of the outstanding ownership interest in the Company. The Member shall be admitted as the sole Member of the Company upon its execution of a counterpart signature page to this Agreement.

2.5. **Certificates.** The CEO or the CEO's designee, as an "authorized person" within the meaning of the LLC Act, shall execute, deliver and file, or cause the execution, delivery and filing of, all certificates (and any amendments and/or restatements thereof) required or permitted by the LLC Act to be filed with the Secretary of State of the State of Delaware. The CEO or the CEO's designee shall execute, deliver and file, or cause the execution, delivery and filing of, any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in any other jurisdiction in which the Company may wish to conduct business.

Article 3

Purpose

3.1. **Purpose**. The purpose of the Company is to develop and operate an electronic market for Trading BOX Options Products and to engage in all related activities arising therefrom or relating thereto or necessary, desirable, advisable, convenient, or appropriate in connection therewith as the Member may determine. The Company shall not engage in any other business or activity except as approved in accordance with this Article 3 and Section 4.4(b)(ii).

Article 4

Governance

4.1. **Board of Directors.**

(a) Except as otherwise specifically provided in this Agreement, the Board of Directors of the Company (the "Board" and each member thereof, a "Director") will manage the development, operations, business and affairs of the Company without the need for any approval of the Member or any other Person. No person shall be a Director unless such Person has been so designated as either a Holdings EC Director or a Customer Director in accordance with this Agreement. The Board shall be comprised of all of the members of the executive committee of the Member (each a "Holdings EC Director"), and one (1) Director designated by each of BOX Options and the Exchange, in each case so long as the Company is providing technology services to such entity (each a "Customer Director"). To be eligible to serve as a Holdings EC Director, an individual must then be serving as a member of the Holdings executive committee. To be eligible to serve as a Customer Director, an individual must then be a senior officer of either BOX Options or the Exchange, respectively.

(b) A Director may from time to time be removed (i) by the Person(s) entitled to designate the corresponding Holdings EC Director or Customer Director applicable to such Director with or without cause upon delivery of an executed written notice of removal by such Person to the Secretary of the Company or (ii) by the Board in the event the Board determines, in good faith, that such Director has violated any provision of this Agreement or any federal or state securities law or that such action is necessary or appropriate in the public interest or for the protection of investors. A Director who is a Holdings EC Director shall automatically cease to be a Director upon the cessation of such Director's service as a member of the Holdings executive committee for any reason. A Director who is a Customer Director shall automatically cease to be a Director upon the cessation of such Director's service as a senior officer of BOX Options or the Exchange, respectively. A Director shall not participate in any vote regarding such Director's removal.

4.2. **Authority and Conduct; Duties of Board; Committees.**

(a) **Authority and Conduct**. The Board shall have the specific authority delegated to it pursuant to this Agreement.

(b) **Duties of Board**. Without limiting the general duties and authority of the Board as set forth in this Article 4, except as otherwise provided in this Agreement, the Board shall have all of the powers of the board of directors of a corporation organized under the General Corporation Law of the State of Delaware, as from time to time in effect (the "DGCL"), including the power and responsibility to manage the business of the Company, evaluate the performance of the Officers and establish and monitor capital and operating budgets.

(c) **Committees**. The Board shall create and maintain an Audit Committee and a Compensation Committee. The Board may also designate one or more other committees, by resolution or resolutions passed by a majority of the whole Board; such committee or committees shall consist of one or more Directors appointed by the Board, except as otherwise provided herein and subject to Section 4.2(e) below, to the extent provided in the resolution or resolutions designating them, shall have and may exercise specific powers of the Board in the management of the business and other affairs of the Company to the extent permitted by this Agreement. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board.

(i) **Audit Committee**. The Board shall appoint an Audit Committee (the "Audit Committee"). The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to the Members and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by the Board); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations.

(ii) **Compensation Committee**. The Board shall appoint a Compensation Committee (the "Compensation Committee"). The Compensation Committee shall consider and recommend to the Board compensation policies, programs, and practices for Directors and Officers and employees of the Company.

(d) **Powers Denied to Committees**. Committees of the Board shall not, in any event, have any power or authority to transact any Major Action.

(e) **Substitute Committee Member; Minutes**. In the absence or on the disqualification of a Director who is a member of a committee, the Board may designate another Director to act at a committee meeting in the place of such absent or disqualified Director. Each committee shall keep regular minutes of its proceedings and report the same to the Board as may be required by the Board.

4.3. **Meetings**. The Board will meet as often as the Board deems necessary. Meetings of the Board or any committee thereof may be conducted in person or by telephone or in any other manner agreed to by the Board or, respectively, by the members of such committee. Any of the Directors may call a meeting of the Board upon fourteen (14) calendar days prior written notice. In any case where the convening of a meeting of Directors is a matter of urgency, notice of such meeting may be given not less that forty-eight (48) hours before such meeting is to be held. No notice of a meeting shall be necessary when all Directors are present. The attendance of at least a majority of all the Directors shall constitute a quorum for purposes of any meeting of the Board. Except as may otherwise be provided by this Agreement**,** each of the Directors will be entitled to one vote on any action to be taken by the Board, except that the CEO (if a Director) shall not be entitled to vote on matters relating to his or her powers, compensation or performance. Any Director shall be entitled to vote on behalf of another Director (or group of Directors) after having received such Director's (or Directors') proxy in writing. Unless otherwise provided by this Agreement, any action to be taken by the Board shall be considered effective only if approved by at least a majority of the votes entitled to be voted on such action. Meetings of the Board may be attended by other Persons related to the Company as agreed to from time to time by the Board. Any action required or permitted to be taken at a meeting of the Board or any committee thereof may be taken without a meeting if written consents, setting forth the action so taken, are executed by the members of the Board or committee, as the case may be, representing the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all members of the Board or committee, as the case may be, permitted to vote were present and voted. The Board will determine procedures relating to the recording of minutes of its meetings.

4.4. **Special Voting Requirements.**

(a) Notwithstanding the provisions of Section 4.3 regarding voting requirements and subject to the other provisions of this Agreement, no action with respect to any Major Action (as defined in paragraph (b) below), shall be effective unless approved by the Board, including the affirmative vote of all of the then serving Directors designated by each of IB and MXUS2, in each case acting at a meeting. In addition, unless approved by the Board as provided above, the Member, on behalf of the Company, shall not take or permit the Company to take any Major Action. No other Member votes are required for a Major Action.

(b) For purposes of this Agreement, "Major Action" means any of the following:

(i) merger or consolidation of the Company with any other entity or the sale by the Company of any material portion of its assets;

(ii) entry by the Company into any line of business other than the business described in Article 3;

(iii) conversion of the Company from a Delaware limited liability company into any other type of entity;

(iv) entering into any agreement, commitment, or transaction with any Holdings Member or any of its Affiliates other than agreements with subsidiaries of BOX Holdings or the Exchange or transactions or agreements upon commercially reasonable terms that are no less favorable to the Company than the

Company would obtain in a comparable arms-length transaction or agreement with a third party;

(v) to the fullest extent permitted by law, taking any action to effect the voluntary, or which would precipitate an involuntary, dissolution or winding-up of the Company;

(vi) entering into any partnership, joint venture or other similar joint business undertaking;

(vii) altering the provisions for Board membership set forth in Section 4.1(a); and

(viii) altering any provision of this Section 4.4(b).

4.5. **Officers**. The Board will appoint such officers and agents of the Company, including a Chair, a Vice-Chair, a CEO, a Secretary and such other officers as determined by the Board (each an "Officer"), as the Board shall from time to time deem necessary. Such Officers and agents shall have such terms of employment, shall receive such compensation and shall exercise such powers and perform such duties as the Board shall from time to time determine. Any individual may hold more than one office.

4.6. **Duties of the Chair**. The Chair of the Board (the "Chair") shall preside at all meetings of the Board. The Chair shall have the general powers and duties usually vested in the office of Chair of the Board of a business corporation organized under the DGCL, and shall have such other duties and responsibilities related to the development of the Company as the Board shall from time to time direct.

4.7. **Duties of the Vice-Chair**. The Vice-Chair of the Board (the "Vice-Chair") shall preside at all meetings of the Board and fulfill all the responsibilities of the Chair in the absence of the Chair and shall have such other duties and responsibilities related to the development of the Company as the Board shall from time to time direct.

4.8. **Duties of the CEO**. Subject to the supervision and direction of the Board, the Chief Executive Officer (the "CEO") shall have general supervision, direction and control of the business and the other executive Officers of the Company. The CEO shall have the general powers and duties of management usually vested in the office of CEO of a business corporation organized under the DGCL, and shall have such other duties and responsibilities related to the Company as the Board shall from time to time direct. The CEO shall be responsible for advising the Board on the status of the Company on a regular basis or more frequently as requested by the Board.

4.9. **Duties of the Secretary**. The Secretary (the "Secretary") shall act as secretary of all meetings of the Board and all meetings of the Member. In the absence of the Secretary, the presiding Officer of the meeting shall appoint any other person to act as secretary of the meeting. The Secretary shall have all other authority provided in this Agreement and as otherwise determined by the Board.

4.10. **No Management by Members**. Except as otherwise expressly provided herein or as requested by the Board, the Member shall not take part in the day-to-day management or operation of the business and affairs of the Company. Except and only to the extent expressly provided for in this Agreement and as delegated by the Board to committees of the Board or to duly appointed Officers or agents of the Company, neither the Member nor any other Person other than the Board shall be an agent of the Company or have any right, power or authority to transact any business in the name of the Company or to act for or on behalf of or to bind the Company.

4.11. **Reliance by Third Parties**. Any Person dealing with the Company or the Board may rely upon a certificate signed by the Chair, or such other Officer of the Company designated by the Board, as to:

(a) the identity of the members of the Board or any committee thereof or any Officer or agent of the Company;

(b) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Board or in any other manner germane to the affairs of the Company;

(c) the Persons who are authorized to execute and deliver any agreement, instrument or document of or on behalf of the Company; or

(d) any act or failure to act by the Company or any other matter whatsoever involving the Company or the Member.

4.12. **Regulatory Obligations**.

(a) **Non-Interference.** Each of the Member and the Directors, Officers, employees and agents of the Company shall give due regard to the preservation of the independence of the self-regulatory function of the Exchange and to its obligations to investors and the general public and shall not take actions which would interfere with the effectuation of decisions by the board of directors of the Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the Exchange's ability to carry out its responsibilities under the Exchange Act. No present or past Member, Director, Officer, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or any other person or entity shall have any rights against the Company or any Member, Director, Officer, employee or agent of the Company under this Section 4.12.

(b) **Compliance with Securities Laws; Cooperation with the SEC.** The Company and its Member shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the SEC and the Exchange pursuant to and to the extent of their respective regulatory authority. The Directors, Officers, employees and agents of the Company, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the SEC and the Exchange in respect of the SEC's oversight responsibilities regarding the Exchange and the self-regulatory functions and responsibilities of the Exchange, and the Company shall take reasonable steps necessary to cause its Directors, Officers, employees and agents to so cooperate. No present or past Member, Director, Officer, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or any other person or entity shall have any rights against the Company or any Member, Director, Officer, employee or agent of the Company under this Section 4.12.

Article 5

Powers, Duties and Restrictions

5.1. **Powers of the Company**. In furtherance of the purposes set forth in Article 3, and subject to the provisions of Article 4, the Company, acting through the Board, will possess the power to do anything not prohibited by the LLC Act, by other applicable law, or by this Agreement, including but not limited to the following powers: (a) to undertake any of the activities described in Article 3; (b) to make, perform, and enter into any contract, commitment, activity, or agreement relating thereto; (c) to open, maintain, and close bank and money market accounts, to endorse, for deposit to any such account or otherwise, checks payable or belonging to the Company from any other Person, and to draw checks or other orders for the payment of money on any such account; (d) to hold, distribute, and exercise all rights (including voting rights), powers, and privileges and other incidents of ownership with respect to assets of the Company; (e) to borrow funds, issue evidences of indebtedness, and refinance any such indebtedness in furtherance of any or all of the purposes of the Company, to guarantee the obligations of others, and to secure any such indebtedness or guarantee by mortgage, security interest, pledge, or other lien on any property or other assets of the Company; (f) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons necessary or appropriate to carry out the business and affairs of the Company, and to pay such fees, expenses, salaries, wages and other compensation to such Persons as the Board shall determine; (g) to bring, defend, and compromise actions, in its own name, at law or in equity; and (h) to take all actions and do all things necessary or advisable or incident to the carrying out of the purposes of the Company, so far as such powers and privileges are necessary or convenient to the conduct, promotion, or attainment of the Company's business, purpose, or activities.

5.2. **Powers of the Member**. Except as otherwise specifically provided by this Agreement or required by the LLC Act or by the SEC pursuant to the Exchange Act, the Member shall not have the power to act for or on behalf of, or to bind, the Company.

Article 6

Capital

6.1. **Capital Contributions**. The Member has contributed to the Company the respective initial capital contributions set forth in the books and records of the Company. All such amounts contributed shall be reflected on the books and records of the Company. No interest shall be paid on any Capital Contribution to the Company.

6.2. **Additional Capital Contributions**. The Board shall, in its sole discretion, determine the capital needs of the Company. If at any time the Board shall determine that additional capital is required in the interests of the Company, additional working capital shall be raised in such manner as determined by the Board. Notwithstanding any of the foregoing, the Board shall not have the power to require the Member to make any additional capital contributions.

6.3. **Borrowings and Loans**. If the Member shall lend any monies to BOX Options, the amount of any such loan shall not constitute an increase in the amount of the Member's capital contribution unless specifically agreed to by the Board and the Member. The terms of such loans and the interest rate(s) thereon shall be commercially reasonable terms and rates, as determined by the Board in accordance with Article 4.

6.4. **General**. Except as otherwise provided in this Agreement, the Member and its Affiliates may lend money to, borrow money from, act as surety, guarantor or endorser for, guarantee or assume one or more specific obligations of, provide collateral for, and transact other business with BOX Options and, subject to applicable law, shall have the same rights and obligations with respect thereto as a Person who is not a member of BOX Options. Any such transactions with the Member or an Affiliate of the Member shall be on the terms approved by the Board from time to time or, if such transaction is contemplated by this Agreement, on the terms provided for in this Agreement.

6.5. **Liability of the Member and Directors**. Except as otherwise required by the LLC Act, no Member or Director or Officer of the Company, solely by reason of being a Member or Director or Officer of the Company, shall be liable, under a judgment, decree or order of a court, or in any other manner, for a debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other Member or Director or Officer of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the LLC Act shall not be grounds for imposing liability on any Member or Director or Officer of the Company for liabilities of the Company.

Article 7

Distributions and Allocations

7.1. **Distributions**. Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this Agreement, the Company, and the Board on behalf of the Company, shall not make and shall not be required to make a distribution to the Member on account of its interest in the Company if, and to the extent, such distribution would violate the LLC Act or any other applicable law.

7.2. **Allocations of Profits and Losses**. The Company's profits and losses shall be allocated to the Member.

Article 8

Dissolution and Winding Up

8.1. **Dissolution and Winding Up**.

(a) The Company shall be dissolved and its affairs shall be wound up upon:

(i) the election to dissolve the Company made by the Board pursuant to Section 4.4(b)(v); or

(ii) the entry of a decree of judicial dissolution under §18-802 of the LLC Act; or

(iii) the resignation, expulsion, Bankruptcy or dissolution of the Member, or the occurrence of any other event which terminates the continued membership of the Member in the Company, unless the business of the Company is continued without dissolution in accordance with the LLC Act; or

(iv) the occurrence of any other event that causes the dissolution of a limited liability company under the LLC Act unless the Company is continued without dissolution in accordance with the LLC Act.

The legal representatives, if any, of the Member shall succeed as assignee to such Member's interest in BOX Options upon the Bankruptcy, or dissolution of the Member.

(b) Upon dissolution of the Company, the business of the Company shall continue for the sole purpose of winding up its affairs. The winding up process shall be carried out by the Member unless the dissolution is caused by the Member's ceasing to be a member of the Company, in which case a liquidating trustee may be appointed for the Company by vote of a majority of the Directors (the liquidating trustee is referred to herein as the "Liquidator"). In winding up the Company's affairs, every effort shall then be made to dispose of the assets of the Company in an orderly manner, having regard to the liquidity, divisibility and marketability of the Company's assets. If the Liquidator determines that it would be imprudent to dispose of any non-cash assets of the Company, such assets may be distributed in kind to the Member, in lieu of cash. The Liquidator shall not be entitled to be paid by the Company any fee for services rendered in connection with the liquidation of the Company, but the Liquidator shall be reimbursed by the Company for all third-party costs and expenses incurred by it in connection therewith and shall be indemnified by the Company with respect to any action brought against it in connection therewith by applying, *mutatis mutandis*, the provisions of Article 10.

8.2. **Termination of the LLC**. Subject to Section 14.1 of this Agreement, the separate legal existence of the Company shall terminate when all assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Member in the manner provided for in this Article 8, and a Certificate of Cancellation shall have been filed in the manner required by Section 18-203 of the LLC Act.

Article 9

Books, Records and Accounting

9.1. **Books and Records**. The Board shall cause to be entered in appropriate books, kept at the Company's principal place of business, all transactions of or relating to the Company. The Member shall have access to, and the right, at the Member's sole cost and expense, to inspect and copy such books and all other Company records (excluding any regulatory and disciplinary information) during normal business hours; *provided that* the Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company in making such books and records available for inspection. Notwithstanding the foregoing, the books and records of the Company shall be subject at all times to inspection and copying by the Exchange and the SEC at no additional cost to the Exchange or the SEC. Inspection, copying and review of the books and records of the Company by the Exchange at the premises of the Company shall, at the option of the Exchange, be conducted by Exchange employees. The Exchange hereby agrees to inspect, copy and/or review the books and records of the Company, and to use any information obtained thereby, only for purposes of fulfilling its regulatory obligations. Subject to the foregoing, the books, records, premises, Directors, Officers, employees and agents of the Company shall be deemed to be the books, records, premises, officers, directors, agents, and employees of the Exchange, for the purpose of, and subject to, oversight pursuant to the Exchange Act. the Company, and the Board on behalf of the Company, shall not have the right to keep confidential from the Member any information that the Board would otherwise be permitted to keep confidential from the Member pursuant to §18-305(c) of the LLC Act, except for information required by law or by agreement with any third party to be kept confidential. The Company's books of account shall be kept using the method of accounting determined by the Board. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

9.2. **Deposits of Funds**. All funds of the Company shall be deposited in its name in such checking, money market, or other account or accounts as the Board may from time to time designate; withdrawals shall be made therefrom on such signature or signatures as the Board shall determine.

9.3. **Fiscal Year**. The fiscal year of the Company shall be the calendar year.

9.4. **Financial Statements**. BOX Options, at its cost and expense, shall prepare and furnish to the Member, within ninety (90) days after the close of each taxable year, financial statements of the Company.

9.5. **Tax Elections**. The Member shall make all tax elections (including, but not limited to, elections relating to depreciation and elections pursuant to Section 754 of the Code) as it deems appropriate.

Article 10

Exculpation and Indemnification

10.1. **Exculpation and Indemnification**.

(a) Neither the Member nor any Officer, Director, employee, agent or committee member of the Company nor any employee, representative, agent, director or Affiliate of the Member (including the heirs, executors, and administrators of any such Person) (each an "Indemnified Person") shall be liable to the Company or any other Person who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Indemnified Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Indemnified Person in accordance with this Agreement, except that an Indemnified Person shall be liable for any such loss, damage or claim incurred if and to the extent (i) such loss, damage or claim is the result of the Indemnified Person's fraud, bad faith or willful misconduct, (ii) with respect to any criminal proceeding, the Indemnified Person believed or had reasonable cause to believe that such Indemnified Person's conduct giving rise to such loss, damage or claim was unlawful or (iii) such Indemnified Person deliberately breached such Indemnified Person's duty to the Company, in each case as determined by a final, unappealable judgment by a court of competent jurisdiction.

(b) The Company may indemnify any Person against any claim to the extent determined by the Board to be in the best interests of the Company. The Company shall indemnify, and hold harmless, to the fullest extent permitted by law as it presently exists or may thereafter be amended, any Indemnified Person who, by reason of the fact that such Person is or was a Director, Officer, employee or agent of the Company, or a member of any committee of the Company, or is or was a Director, Officer, employee or agent of the Company who is or was serving at the request of the Company as a director, officer, employee or agent of another Person, including without limitation service with respect to employee benefit plans, is or was a party, or is threatened to be made a party to (i) any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, or (ii) any threatened, pending, or completed action, suit or proceeding by or in the right of the Company to procure a judgment in its favor, in each case against expenses (including attorneys' fees and disbursements), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such Indemnified Person in connection with the defense or settlement of, or otherwise in connection with, any such action, suit, or proceeding (collectively, "Indemnified Claims"). Notwithstanding the foregoing, no Indemnified Person shall be indemnified by the Company, and no claim shall be an Indemnified Claim, if and to the extent (i) such claim is the result of the Indemnified Person's fraud, bad faith or willful misconduct, (ii) with respect to any criminal proceeding, the Indemnified Person believed or had reasonable cause to believe that such Indemnified Person's conduct giving rise to such claim was unlawful or (iii) such Indemnified Person deliberately breached such Indemnified Person's duty to the Company, in each case as determined by a final, unappealable judgment by a court of competent jurisdiction.

(c) The Company shall advance expenses (including attorneys' fees and disbursements) to Indemnified Persons for Indemnified Claims; provided, however, that the payment of such expenses incurred by such Indemnified Person, in advance of the final disposition of the matter, shall be conditioned upon receipt of a written undertaking by the Person to repay all amounts advanced if it should be ultimately determined that the Person is not entitled to be indemnified under this Section 10.1 or otherwise.

(d) Notwithstanding the foregoing or any other provision of this Agreement, no advance shall be made by the Company to any Indemnified Person if a determination is reasonably and promptly made by a majority of the Directors who have not been named parties to the action, even though less than a quorum, or, if there are no such Directors or if such Directors so direct, by independent legal counsel, that, based upon the facts known to the Board or such counsel at the time such determination is made: (i) such Indemnified Person committed fraud, acted in bad faith or engaged in willful misconduct; (ii) with respect to any criminal proceeding, such Indemnified Person believed or had reasonable cause to believe that such Indemnified Person's conduct was unlawful; or (iii) such Indemnified Person deliberately breached such Indemnified Person's duty to the Company.

(e) The indemnification provided by this Section 10.1 in a specific case shall not be deemed exclusive of any other rights to which an Indemnified Person may be entitled, both as to action in his or her official capacity and as to action in another capacity while in such capacity, and shall continue as to an Indemnified Person who has ceased to be a Director, Officer, or committee member, employee, or agent and shall inure to the benefit of such Indemnified Person's heirs, executors, and administrators.

(f) Any repeal or modification of the foregoing provisions of this Section 10.1 shall not adversely affect any right or protection hereunder of any Person respecting any act or omission occurring prior to the time of such repeal or modification.

(g) If a claim for indemnification or advancement of expenses under this Section 10.1 is not paid in full within 60 days after a written claim therefor by an Indemnified Person has been received by the Company, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, the Company shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses.

(h) The Company shall have the power to purchase and maintain insurance on behalf of any Person who is or was a Director, Officer, or committee member, employee or agent of the Company, or who is or was serving as a director, officer, employee, or agent of another Person against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as such, whether or not the Company is required to indemnify such Person against such liability hereunder.

(i) A Indemnified Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Indemnified Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

(j) To the extent that, at law or in equity, a Indemnified Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Indemnified Person, a Indemnified Person acting under this Agreement shall not be liable to the Company or to any other Indemnified Person who is bound by this Agreement for his or her good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Indemnified Person.

(k) The foregoing provisions of this Section 10.1 shall survive any termination of this Agreement.

Article 11

Maintenance of Separate Business

The Company shall at all times: (a) to the extent that any of the Company's offices are located in the offices of an Affiliate, pay fair market rent for its office space located therein; (b) maintain the Company's books, financial statements, accounting records and other limited liability company documents and records separate from those of any Affiliate or any other Person; (c) not commingle the Company's assets with those of any Affiliate or any other Person; (d) maintain the Company's books of account, bank accounts and payroll separate from those of any Affiliate; (e) act solely in its name and through its own authorized agents, and in all respects hold itself out as a legal entity separate and distinct from any other Person; (f) make investments directly or by brokers engaged and paid by the Company or its agents (provided that if any agent is an Affiliate of the Company it shall be compensated at a fair market rate for its services); (g) manage the Company's liabilities separately from those of any Affiliate and pay its own liabilities, including all administrative expenses and compensation to employees, consultants or agents, and all operating expenses, from its own separate assets, except that an Affiliate may pay the organizational expenses of the Company; and (h) pay from the Company's assets all obligations and indebtedness of any kind incurred by the Company. The Company shall abide by all LLC Act formalities, including the maintenance of current records of Company affairs, and the Company shall cause its financial statements to be prepared in accordance with generally accepted accounting principles in a manner that indicates the separate existence of the Company. The Company shall (a) pay all its liabilities, (b) not assume the liabilities of any Affiliate unless approved by unanimous consent of the Board and (c) not guarantee the liabilities of any Affiliate unless approved by unanimous consent of the Board. The Board shall make decisions with respect to the business and daily operations of the Company independent of and not dictated by any Affiliate.

Article 12

Confidentiality and Related Matters

12.1. **Disclosure and Publicity**. Subject to exceptions set forth in Section 12.2(b) below, no Member shall make any public disclosures concerning this Agreement without the prior approval of the Company.

12.2. **Confidentiality Obligations of Member, BOX Options and Exchange.**

(a) Each of the Member, BOX Options and the Exchange agrees that it will use Confidential Information of the Company only in connection with its respective Member, BOX Options or Exchange activities contemplated by this Agreement and pursuant to the Exchange Act and the rules and regulations thereunder, and it will not disclose any Confidential Information of BOX Options to any Person except as expressly permitted by this Agreement or pursuant to the Exchange Act and the rules and regulations thereunder.

(b) Each of the Member, BOX Options and the Exchange may disclose Confidential Information of the Company only:

(i) to its respective directors, officers and employees who have a reasonable need to know the contents thereof and who are subject to similar such confidentiality obligations;

(ii) on a confidential basis to its Advisors who have a reasonable need to know the contents thereof and who are subject to similar confidentiality obligations, so long as such disclosure is made pursuant to the procedures referred to in Section 12.4(b);

(iii) to the extent required by applicable statute, rule or regulation promulgated under the Exchange Act, the U.S. federal securities laws and rules thereunder; or securities laws, rules or regulations applicable in one or more province of Canada; or in response to a request from the SEC (pursuant to the Exchange Act and the rules thereunder), or from any securities regulatory authority in Canada (pursuant to applicable securities laws, rules or regulations) or the Exchange;

(iv) to the extent required by applicable statute, rule or regulation (other than the U.S. federal securities laws and the rules thereunder); or any court of competent jurisdiction; provided that it has made reasonable efforts to conduct its relevant business activities in a manner such that the disclosure requirements of such statute, rule or regulation or court of competent jurisdiction do not apply, and provided further that the Company is given notice and an adequate opportunity to contest such disclosure or to use any means available to minimize such disclosure; and

(v) to the extent that such Confidential Information has become generally available publicly through no fault of the Member, BOX Options or the Exchange or any of such Person's directors, officers, employees or Advisors.

12.3. **Member Information Confidentiality Obligation**. Each of the Member, BOX Options and the Exchange shall hold, and shall cause its respective Affiliates and their directors, officers, employees, agents, consultants and Advisors to hold, in strict confidence, unless disclosure to an applicable regulatory authority is necessary or appropriate or unless compelled to disclose by judicial or administrative process or, in the written opinion of its counsel, by other requirement of law or the applicable requirements of any regulatory agency or relevant stock exchange, all non-public records, books, contracts, reports, instruments, computer data and other data and information (collectively, "Member Information") concerning the Member, BOX Options or the Exchange, as applicable (or, if required under a contract with a third party, such third party), furnished to it by the Member, BOX Options, the Exchange or such Person's respective representatives pursuant to this Agreement or any other Related Agreement, except to the extent that such Member Information can be shown to have been: (a) previously known by the Member, BOX Options or the Exchange, as applicable, on a non-confidential basis; (b) available to the Member, BOX Options or the Exchange, as applicable, on a non-confidential basis from a source other than the disclosing Member; (c) in the public domain through no fault of the Member, BOX Options or the Exchange; or (d) later lawfully acquired from other sources by the Member, BOX Options or the Exchange to which it was furnished, and none of the Member, BOX Options or the Exchange shall release or disclose such Member Information to any other person, except its auditors, attorneys, financial advisors, bankers, other consultants and Advisors and, to the extent permitted above, to regulatory authorities. In the event that the Member, BOX Options or the Exchange becomes compelled to disclose any Member Information in connection with any necessary regulatory approval or by judicial or administrative process, such compelled Person shall provide the party that provided such Member Information (the "Disclosing Party") with prompt prior written notice of such requirement so that the Disclosing Party may seek a protective order or other appropriate remedy and/or waive the terms of any applicable confidentiality arrangements. In the event that such protective order, other remedy or waiver is not obtained, only that portion of the Member Information which is legally required to be disclosed shall be so disclosed.

12.4. **Ongoing Confidentiality Program.**

(a) In order to ensure that the parties hereto comply with their obligations in this Article 12, representatives designated by the Member, the Exchange and BOX Options shall meet from time to time as required to discuss issues relating to confidentiality and disclosure and other matters addressed by this Article 12.

(b) With respect to any disclosure by any of the parties hereto to any of their Advisors pursuant to this Article 12, the representatives referred to in paragraph (a) above will institute procedures designed to maintain the confidentiality of Confidential Information of the Company while facilitating the business activities contemplated by this Agreement and the Related Agreements.

12.5. **Regulatory Right to Access**. Nothing in this Agreement shall be interpreted as to limit or impede the rights of the SEC or the Exchange to access and examine Confidential Information of the Company, or to limit or impede the ability of a member, officer, director, agent or employee of the Member to disclose Confidential Information of the Company to the SEC or the Exchange.

12.6. **Disclosure of Confidential Information**. Notwithstanding anything to the contrary in this Agreement, all Confidential Information of the Member, BOX Options or the Exchange, pertaining to regulatory matters of the Member, BOX Options or the Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the Company or any of its subsidiaries shall: (i) not be made available to any persons (other than as provided in the next sentence) other than to those Directors, Officers, employees and agents of the Company that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Company and the Directors, Officers, employees and agents of the Company; and (iii) not be used by any Person for any non-regulatory purpose. Nothing in this Agreement shall be interpreted as to limit or impede the rights of the SEC, pursuant to the federal securities laws and rules and regulations thereunder, and the Exchange to access and examine such Confidential Information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any Directors, Officers, employees and agents of the Company to disclose such Confidential Information to the SEC or the Exchange.

Article 13

Intellectual Property

Each of the Member, BOX Options and the Exchange shall retain all rights, title, and interests to all of its intellectual property except as may be contemplated by a separate written agreement.

Article 14

General

14.1. **Entire Agreement; Integration, Amendments**. This Agreement contains the sole and entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings. This Agreement may only be changed, amended or supplemented by an agreement in writing that is approved by a vote of the Board, without the consent of any Member or other Person. In addition, notwithstanding anything to the contrary herein, any terms specific to BOX Options or the Exchange, such as, among other things, the right to appoint a Customer Director, may not be altered or adversely affect BOX Options or the Exchange without the prior written consent of such Person (as applicable). The Member further acknowledges and agrees that, in entering into this Agreement, the Member has not in any way relied upon any oral or written agreements, statements, promises, information, arrangements, understandings, representations or warranties, express or implied, not specifically set forth in this Agreement or the exhibits and schedules hereto.

14.2. **Binding Agreement**. The covenants and agreements herein contained shall inure to the benefit of, and be binding upon, the parties hereto and their respective representatives, successors in interest and permitted assigns.

14.3. **Notices**. Any and all notices contemplated by this Agreement shall be deemed adequately given if in writing and delivered in hand, or upon receipt when sent by telecopy confirmed by one of the other methods for providing notice set forth herein, or one (1) business day after being sent, postage prepaid, by nationally recognized overnight courier (*e.g.*, Federal Express), or five (5) days after being sent by certified or registered mail, return receipt requested, postage prepaid, to the party or parties for whom such notices are intended. All such notices to the Member, BOX Options or the Exchange shall be addressed to such entity's address set forth on Schedule A attached hereto or at such other address as such entity may have designated by notice given in accordance with the terms of this subsection; all such notices to the Company shall be addressed to the Company at the address set forth in Section 2.1, with a copy to Acquire Law LLC, Ten Post Office Square, South Tower, 8th Floor, Boston, MA 02109, Attn: Glen R. Openshaw, Esq., or at such other address as the Company may have designated by notice given in accordance with the terms of this subsection.

14.4. **Captions.** Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, extend or describe the scope of this agreement or the intent of any provisions hereof.

14.5. **Governing Law, Etc**. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws, without regard to its conflict of laws rules.

14.6. **Member Books, Records and Jurisdiction.** The Member acknowledges that the Member shall irrevocably submit to the jurisdiction of Delaware state courts for any matter relating to the organization or internal affairs of the Company and shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that they are not personally subject to the jurisdiction of the Delaware state courts, as applicable, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter hereof may not be enforced in or by such courts or agency. The Company, the Member and the officers, directors, employees and agents of each, by virtue of their acceptance of such positions, also agree that they will maintain an agent in the United States for the service of process of a claim arising out of, or relating to, the activities of the Company.

14.7. **Waiver of Certain Damages**. THE MEMBER, TO THE FULLEST EXTENT PERMITTED BY LAW, IRREVOCABLY WAIVES ANY RIGHTS THAT IT MAY HAVE TO PUNITIVE, SPECIAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES IN RESPECT OF ANY LITIGATION BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS OR ACTIONS RELATING THERETO.

14.8. **Construction**. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.

14.9. **Severability**. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof or thereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted.

14.10. **Counterparts**. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.11. **Survival**. The provisions of Articles 10, 12, 13 and 14 shall survive the termination of this Agreement for any reason. All other rights and obligations of the Member shall cease upon such termination of this Agreement.

14.12. **Third Party Beneficiaries**. The parties hereby agree that each of MXUS2 and IB are intended third party beneficiaries of this Agreement and that the terms and provisions herein extend to and are enforceable by each of them.

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IN WITNESS WHEREOF, each of the undersigned, intending to be legally bound hereby, has duly executed this Limited Liability Company Agreement of BOX Technology LLC as of the date first set forth above.

MEMBER:

BOX HOLDINGS GROUP LLC

By:__________________________
Lisa J. Fall
President

EXCHANGE:

BOX EXCHANGE LLC

By:__________________________
Lisa J. Fall
President

BOX OPTIONS:

BOX OPTIONS MARKET LLC

By:__________________________
Lisa J. Fall
President

Schedule A

MEMBER

BOX Holdings Group LLC
101 Arch Street, Suite 610
Boston, MA 02110
Attn: Lisa J. Fall, President

BOX OPTIONS

BOX Options Market LLC
101 Arch Street, Suite 610
Boston, MA 02110
Attn: Lisa J. Fall, President

EXCHANGE

BOX Exchange LLC
101 Arch Street, Suite 610
Boston, MA 02110
Attn: Lisa J. Fall, President